EXHIBIT 99.1

Student Transportation CEO to Present at Stifel Nicolaus Transportation Conference

WALL, N.J., Feb. 7, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services, announced that its Chairman and CEO, Denis J. Gallagher, will address the Stifel Nicolaus Transportation Conference in Key Biscayne, FL on Tuesday, February 14, 2012 at 3:30 pm ET. Investors are invited to listen to a live webcast of the event at www.rideSTBus.com. The presentation will be archived on the site following the event as well.

Conference Call & Live Webcast

Management will host a conference call and live audio webcast to discuss STI's results for the second quarter of fiscal year 2012 at 11 a.m. (ET) on Tuesday, February 14, 2012. The call may be accessed by dialling 1-877-561-2750. To access the webcast and phone replay for up to 30 days, please visit www.rideSTBus.com for the webcast or dial 1-855-859-2056 and enter passcode 48839061.

About Student Transportation

Founded in 1997, Student Transportation Inc. (STI) is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 8,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:
         Student Transportation Inc.
         Patrick J. Walker
         Chief Financial Officer & Executive Vice President
         Keith P. Engelbert
         Director of Investor Relations
         732-280-4200
         Email: invest@rideSTA.com
         Website: www.rideSTBus.com